Exhibit 99.7

December 23, 2005	Dow Jones WebReprint Service®

Sovereign Sues To Stop Bd Fight,
Admits Filing Error

By Andrew Dowell and Phyllis Plitch
DOW JONES NEWSWIRES

NEW YORK—Sovereign Bancorp Inc. (SOV) filed suit Friday to block a proxy fight launched by its largest shareholder, saying statements in its own securities filings that directors can be removed from the board without cause are erroneous.

In a suit filed in the U.S. District Court for the Southern District of New York, Philadelphia-based Sovereign argues that Pennsylvania law says directors on boards constituted like the bank’s can only be replaced for cause. As such, the effort by Relational Investors LLC to replace the entire seven-person board is precluded by Pennsylvania law, Sovereign says in the suit.

“We believe that Relational does not have the right under either Pennsylvania law or Sovereign’s Restated Articles of Incorporation to propose a shareholder vote to remove, simultaneously and without cause, all members of the Sovereign board of directors,” the bank said in a release.

Sovereign asked the court to declare that its directors can only be removed for cause and by a vote of the majority of outstanding shares or a unanimous vote of shareholders. The bank is also seeking compensation for attorneys’ fees and other costs.

Relational, which owns about 8% of the bank’s shares, unveiled its plan to replace the entire board Thursday. In a release, Relational quoted a clause from Sovereign filings with the Securities and Exchange Commission that says directors can be removed without cause.

That clause—”Under Sovereign’s articles of incorporation, Sovereign directors may be removed from office without cause by the affirmative vote of a majority of outstanding voting shares”—appears in at least two dozen filings by the bank dating from December 1995 to November 2004. Those documents include filings regarding Sovereign’s mergers with Waypoint Financial Corp., Seacoast Financial Services Corp., First Essex Bancorp, ML Bancorp and Bankers Corp.

The clause appears in sections of the filings that compare the shareholder rights policies of Sovereign with those of the companies to be acquired. In the suit Friday, Sovereign said the clause is misleading and that it was included in the filings “inadvertently and in error.” The bank says it discovered the error last spring and will correct it in its next relevant filing.

The concession is likely to further inflame an already pitched battle with Relational, which has accused Sovereign of failing to disclose enough about its business relations with its independent directors.

“It defies credulity that they have now disavowed this right that they have promised shareholders,” said Ralph Whitworth, principal of Relational. “It’s just another in a growing list of slaps to the face of their shareholders.”

The errors were inadvertent and immaterial to the transactions in question, a person close to Sovereign said.

Beth Young, a lawyer and a senior research associate at the Corporate Library, an independent research firm, said the SEC looks at whether the erroneous information would change a reasonable investor’s decisionmaking. In this case, the particular language may not be material, but “the SEC isn’t limited to materiality” in terms of “what they can and can’t ask companies to remedy,” Young said.

A spokesman for the SEC declined to comment.

Whitworth says he will fight Sovereign’s claim in court and believes he could if necessary make a case for removing directors for cause.

Sovereign turned a brewing proxy fight with Relational into a conflagration in October, when it announced a three-way deal to sell a 20% stake to Spain’s Banco Santander Central Hispano SA (STD) and use the proceeds to buy New York thrift Independence Community Bank Corp. (ICBC). Dissident shareholders saw the move as an effort to dilute their holdings and influence.

Relational’s call for the board to be replaced follows a major defeat last month at the hands of the New York Stock Exchange. Rejecting pleas from Relational and its allies, Big Board regulators allowed the controversial transaction to go through without a shareholder vote. Relational this week asked the Securities and Exchange Commission to overturn the NYSE decision.

Sovereign divides its board members into three classes with staggered three-year terms. Corporate governance watchdogs frown on the practice, saying it entrenches directors who are friendly to management, reduces accountability and complicates takeovers.

The lawsuit has sealed concerns about Sovereign in the governance community.

“It is a sad day in the history of a public company when its best argument is that it previously filed false statements with the SEC,” said Greg Taxin, chief executive of Glass Lewis & Co., a San Francisco proxy advisory firm.

“They get this year’s chutzpah award,” added Nell Minow, editor of the Corporate Library.

Sovereign’s shares were down 7 cents Friday at $22.24.

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